Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya International High Dividend Equity Income Fund was held on July 7, 2016 to: 1) elect 4 nominees to the Board of Trustees of Voya International High Dividend Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
John V. Boyer	1	5,792,806.780	728,558.000	0.000	0.000	6,521,364.780
Patricia W. Chadwick	1	5,737,897.780	783,467.000	0.000	0.000	6,521,364.780
Sheryl K. Pressler	1	5,748,927.780	772,437.000	0.000	0.000	6,521,364.780
Christopher P. Sullivan	1	5,796,377.780	724,987.000	0.000	0.000	6,521,364.780

Proposal passed.